FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2008

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant's Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

	FOR IMMEDIATE RELEASE

Compañía de Minas Buenaventura Announces
First Quarter 2008 Results

Lima, Peru, April 30, 2008 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded precious metals mining company, announced today its results for the first quarter 2008. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated: “This quarter Buenaventura’s direct operations and affiliates both performed well in terms of production, costs and value creation.

EBITDA from Buenaventura’s direct operations was US$130.5 million, 52% higher than the figure reported in 1Q07. Total EBITBA increased 91% from US$192.8 million in 1Q07 to US$368.1 million in 1Q08.

However, as was announced in February, the one time effect from the unwinding of the hedge book negatively impacted Buenaventura’s results by US$267.2 million, thus contributing to a net loss of US$63.0 million (-US$0.49 per ADS) for 1Q08.”

Financial Highlights (in millions of US$, except EPS figures):

	1Q08	1Q07	Var%
Total Revenues	226.3	164.6	37%
Operating Income	102.7	78.2	31%
EBITDA (BVN Direct Operations)	130.5	85.8	52%
EBITDA (including Yanacocha and Cerro Verde)	368.1	192.8	91%
Net Income*	-63.0	36.7	–
EPS	-0.49	0.29	–

(*) Includes a non-recurring US$267.2 million net effect.

Compañia de Minas Buenaventura S.A.A.
First Quarter 2008 Results

In 1Q08, net sales were US$212.0 million, a 41% increase when compared to the US$150.8 million reported in 1Q07 mainly due to higher volumes of silver and zinc sold, as well as an increase in the realized prices of gold, silver and lead. On the quarterly basis, gold volume sold decreased 23% due to lower stock at the beginning of 1Q08.

Royalty income in 1Q08 totaled US$14.3 million, a 70% increase when compared to the US$8.4 million reported in 1Q08. This was due to higher sales at Yanacocha.

Operating Highlights	1Q08	1Q07	Var%
Net Sales (in millions of US$)	212.0	150.8	41%
Average Realized Price Gold (US$/oz) *	926	612	51%
Average Realized Price Silver (US$/oz)	17.44	13.23	32%
Average Realized Price Lead (US$/TM)	2,883	1,775	62%
Average Realized Price Zinc (US$/TM)	2,384	3,377	-29%
Average Realized Price Copper (US$/TM)	7,865	6,069	30%

(*) Including Yanacocha

Sales Content
	1Q08	1Q07	Var%
Gold (in oz) Direct Operations	83,978	108,917	-23%
Gold (in oz) including Yanacocha	319,284	307,668	4%
Silver (in oz)	4,325,739	3,871,855	12%
Lead (in MT)	8,082	8,766	-8%
Zinc (in MT)	19,362	15,687	23%
Copper (in MT) including Cerro Verde	77,468	51,580	50%

Compañia de Minas Buenaventura S.A.A.
First Quarter 2008 Results

Buenaventura’s equity production1 in 1Q08 was 98,629 ounces of gold, 5% higher than the 94,349 ounces reported in 1Q07; and 3,922,901 ounces of silver, a 17% increase when compared to the 3,359,653 ounces reported in 1Q07.

Equity Production[1]
	1Q08	1Q07	Var%
Gold (oz)	98,629	94,349	5%
Gold inc. Yanacocha (oz)	317,044	276,881	15%
Silver (oz)	3,922,901	3,359,653	17%
Lead ( MT)	6,027	5,708	6%
Zinc ( MT)	10,951	8,452	30%
Copper inc. Cerro Verde ( MT)	14,446	9,448	53%

At Orcopampa (100%), total gold production in 1Q08 was 62,195 ounces, in-line with the 1Q07 production (63,219 ounces).

Cash operating cost during 1Q08 was US$213/oz, 53% higher when compared to 1Q07 (US$139/oz), but in-line with forecasts. This was best explained by an increase in diamond drilling (6,119m in 1Q08 vs. 4,202m in 1Q07), as well as the appreciation of the PEN2.
.
At Poracota, gold production in 1Q08 was 9,697 ounces, while cash operating costs were US$492/oz.

Total royalties paid to the government at Orcopampa in 1Q08 were US$0.82 million.

At Uchucchacua (100%), total silver production in 1Q08 was 2,901,154 ounces, a 45% increase when compared to 1Q07 (2,006,911 ounces) mainly due to a 17% increase in silver grades (16.7 Oz/ST in 1Q08 versus 14.3 Oz/ST in 1Q07), a 10% increase in recovery rates and 6% increase in the ore mined (Appendix 2). Likewise, zinc production increased 150% (2,987 MT in 1Q08 vs. 1,194 MT in 1Q07), while lead production increased 76% (3,035 MT in 1Q08 vs. 1,721 MT in 1Q07).

Cash operating cost in 1Q08 was US$3.79/oz, a 33% decrease compared to $5.69/oz in 1Q07. This was best explained by the previously mentioned increase in production, and the higher zinc and lead by-product contribution, which offset the PEN appreciation.

Total royalties paid to the government at Uchucchacua in 1Q08 were US$0.99 million.

At Antapite (100%), total production in 1Q08 was 14,861 ounces of gold, a decrease of 20% when compared to 1Q07 (18,663 ounces), mainly due to a 10% decrease in the gold grade from 0.33 Oz/ST to 0.29 Oz/ST.

_____________________________
1 Production includes 100% of operating units, 100% of CEDIMIN and 34.29% of El Brocal.

2 The Peruvian Nuevo Sol (PEN) appreciation versus the U.S. dollar was 14% when comparing the average exchange rates of 1Q08 with 1Q07. This directly affected labor and contractor expenses.

Compañia de Minas Buenaventura S.A.A.
First Quarter 2008 Results

Gold cash operating cost in 1Q08 was US$454/Oz, a 31% increase when compared to US$347/Oz in 1Q07. This increase was due to:

1.	The lower gold content due to lower grades
2.	A 40% increase in exploration expenses due to a 51% increase in diamond drilling (6,281m in 2008 vs. 4,164m in 1Q07)

Total royalties paid to the government at Antapite in 1Q08 were US$0.20 million.

At Colquijirca (34.29% at El Brocal), total zinc production was 21,004 MT in 1Q08, an 11% increase when compared to the 18,984 MT reported in 1Q07, mainly due to an 8% increase in the tonnage treated, as well as a 4% increase in the zinc grade (6.33% in 1Q08 vs. 6.08% in 1Q07). Total silver production during 1Q08 was 1,216,328 ounces, a 41% decrease when compared to the 2,074,277 ounces reported in 1Q07, mainly due to a significant decrease in ore grade to the average grade of the mine despite a higher volume of ore treated (Appendix 2).

Zinc cash operating costs for 1Q08 totaled US$518/MT, 98% higher than 1Q07 due to the reduction in silver contribution.

At Marcapunta, 64,000 MT of ore were milled at the pilot plant during 1Q08 reaching total copper production of 1,379 MT, with a cash operating cost of US$2,989 per MT.

Total royalties paid to the government at Colquijirca in 1Q08 were US$0.51 million.

General and administrative expenses for 1Q08 were US$27.5 million, a 235% increase when compared to the US$8.2 million reported in 1Q07. This was mainly due to an increase in the non-cash long term compensation provision and a US$5.4 million provision for doubtful accounts.

Exploration costs in non-operating areas during 1Q08 were US$11.4 million, a 27% increase compared to the US$9.0 million reported in 1Q07. The main efforts were focused at the Marcapunta (US$2.6 million), Mallay (US$1.7 million), El Milagro (US$1.0 million) and La Zanja (US$0.8 million) projects.

Operating income in 1Q08 was US$102.7 million, 31% higher than the US$78.2 million reported in 1Q07. As reported in February, during 1Q08 Buenaventura completely unwound its hedge book by paying US$517.4 million. This transaction negatively affected the Company’s operating income by US$415.1 million, thus resulting in an operating loss of US$312.4 million.

Compañia de Minas Buenaventura S.A.A.
First Quarter 2008 Results

Buenaventura’s income from non-consolidated affiliates was US$145.7 million in 1Q08, an increase of 165% when compared to the US$55.0 million reported in 1Q07. This increase is explained by the higher contribution from Yanacocha (US$81.1 million) and Cerro Verde (US$64.6 million).

At Yanacocha (43.65%), 1Q08 gold production was 500,377 ounces of gold, an increase of 20% when compared to 1Q07 (418,170 ounces).

Cost applicable to sales at Yanacocha during 1Q08 was US$323/oz a 12% increase when compared to US$289/oz in 1Q07 due to higher inventories and workers participation.

Net income at Yanacocha during 1Q08 was US$186.2 million, a 168% increase when compared to the US$69.3 million in 1Q07.

In 1Q08, EBITDA was US$299.7 million, an increase of 115% compared to 1Q07 (US$139.6 million). This increase was due to the higher volume of gold sold (18%), as well as higher realized gold prices, which increased from US$653/oz in 1Q07 to US$926/oz in 1Q08.

CAPEX for 1Q08 was US$47.9 million, a 15% decrease when compared to the US$56.1 reported in 1Q07.

At Cerro Verde (18.50%), 1Q08 copper production was 75,370 MT, which represented a 48% increase when compared to 1Q07 (50,880 MT).

Net sales at Cerro Verde increased 124% from US$317.7 million in 1Q07 to US$711.4 million in 1Q08. This was due to an increase in copper concentrate sold.

In 1Q08, net income reached US$352.1 million, a 137% increase compared to 1Q07 (US$148.6.0 million), best explained by higher sales.

CAPEX for 1Q08 totaled US$22.3 million.

This quarter, Buenaventura’s net income was a negative US$63.0 million, representing -US$0.49 per ADS compared to the US$36.7 million reported (US$0.29 per ADS) in 1Q07. This was explained by the expenses associated with the unwinding of the hedge book, which negatively affected the bottom line by US$267.2 million.

UCHUCCHACUA

•	The deepening of the Carmen and Socorro mines includes:

Carmen Mine: The deepening of the Master Shaft from level 3,990 to level 3,930 includes:

▪	60 meters of deepening, begun in 1Q07 and completed in February 2008.
▪	Auxiliary works, begun in March 2008, and is 10% completed, with final completion estimated for 2Q08.
▪	Drifting 2,394 meters to level 3,990 began in 2Q07. The project is 50% complete and is expected to be finished by 3Q08.

Compañia de Minas Buenaventura S.A.A.
First Quarter 2008 Results

Socorro Mine: The construction of ramp 626 to reach level 3,920 (1,216 meters) is 33% complete and is expected to be concluded by 1Q09. The development of level 3,990 (1,639 meters of drifting) began in 3Q07, is 19% complete and is expected to be finished by 1Q09. The deepening of the Luz Shaft to reach level 3,920 from level 4,060 is now scheduled to begin in 3Q08 and completed in 4Q09.

During 1Q08, total investment was US$1.3 million (accumulated US$8.1 million) of a budgeted US$10.3 million.

•
The plant expansion from 2,500 STPD to 3,000 STPD, to treat additional Lead/Zinc materials from lower levels of the mine, includes a 13´x20´ grinding mill, flotation cells, a 25’x10’ thickener and 2 press filters. All equipment is currently in the assembly stage except for the mill, which is in the shipping process. The project schedule has had a slight delay and is expected to be completed in 3Q08. Total investment is US$5.3 million

ORCOPAMPA

•	The deepening of the Nazareno Shaft from level 3,290 to level 3,170 includes:

▪	113 meters of deepening work to start in April 2008.
▪	1,000 meters ramp, started in January 2008, which is 30% complete.

This project is expected to be completed in 1Q09. Accumulated investment during 1Q08 was US$1.1 million from an estimated investment of US$4.5 million.

•
The deepening of the Prometida Shaft from level 3,440 to level 3,290 (150 meters) started in October 2007 and is 15% complete. This project is expected to be concluded in 2Q09. Investment in 1Q08 was US$0.2 million (accumulated to date US$1.8 million) from a total investment of US$3.8 million.

•
The construction of the facilities to treat the old flotation tailings will permit the recovery of approximately 53,000 ounces of gold in 2008 and 2009. This project includes 6 cyanidation tanks, 2 thickeners and a desorption circuit, which are all currently in the assembly stage. Investment in 1Q08 was US$1.3 million (accumulated to date US$5.1 million) from a total investment is US$9.2 million.

Compañia de Minas Buenaventura S.A.A.
First Quarter 2008 Results

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates six mines in Peru and also has controlling interests in two mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. which is one of the most important precious metal producers in the world and 18.50% in Sociedad Minera Cerro Verde S.A.A, an important copper Peruvian Company.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	34.29	Colquijirca
Sociedad Minera Cerro Verde	18.50	Cerro Verde
Cedimin*	100.00	Shila / Paula
Minera Minasnioc*	60.00	Minasnioc Project
Minera La Zanja *	53.06	La Zanja Project
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-
		*Consolidates

Compañia de Minas Buenaventura S.A.A.
First Quarter 2008 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended March 31
	Orcopampa			Antapite
	2008	2007	%	2008	2007	%
Ore Milled DST	115,290	116,000	-0.6%	53,352	44,100	21.0%
Ore Grade OZ/ST	0.57	0.57	-0.9%	0.29	0.33	-11.3%
Recovery Rate %	95.5%	96.0%		95.1%	94.5%
Ounces Produced	62,195	63,219	-1.6%	14,861	18,663	-20.4%

	SILVER PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2008	2007	%	2008	2007	%
Ore Milled DST	228,884	215,727	6.1%	491,325	454,594	8.1%
Ore Grade OZ/ST	16.70	14.27	17.0%	3.77	5.94	-36.5%
Recovery Rate %	72.1%	65.4%		65.6%	75.9%
Ounces Produced	2,901,154	2,006,911	44.6%	1,216,328	2,074,278	-41.4%

	ZINC PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2008	2007	%	2008	2007	%
Ore Milled DST	228,884	215,727	6.1%	491,325	454,594	8.1%
Ore Grade %	2.45%	1.34%	82.9%	6.33%	6.08%	4.1%
Recovery Rate %	63.2%	46.7%		74.4%	75.6%
ST Produced	2,987	1,316	126.9%	21,004	20,927	0.4%

Compañia de Minas Buenaventura S.A.A.
First Quarter 2008 Results

APPENDIX 3

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of March, 31 2008 and as of December, 31 2007

	2008	2007
Assets	US$(000)	US$)(000)
Current assets
Cash and cash equivalents	335,387	381,612
Curent portion of derivative financial instruments	1,342	2,929
Embedded derivatives	2,038	-
Trade accounts receivable	128,530	107,540
Other accounts receivable, net	6,611	7,760
Accounts receivable from affiliates	17,527	14,420
Inventory, net	41,696	35,149
Current portion of prepaid taxes and expenses	23,590	16,032
Total current assets	556,721	565,442

Long - term other accounts receivable	1,476	1,451
Prepaid taxes and expenses	5,733	5,338
Derivative financial instruments	2,976	5,035
Investments in shares	1,071,320	932,420
Mining concessions and property, plant and equipment, net	244,464	244,992
Development costs, net	85,600	84,187
Deferred income tax and workers’ profit sharing asset, net	289,806	141,118
Other assets, net	1,400	1,486
Total assets	2,259,496	1,981,469

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	450,000	-
Trade accounts payable	28,228	24,662
Income tax payable	6,414	15,349
Dividends and other current liabilities	139,488	96,823
Current portion of long - term debt	30,172	20,869
Embedded derivatives	-	5,984
Deferred income from sale of future production	-	-
Total current liabilities	654,302	163,687

Other long term liabilities	66,060	72,308
Long-term debt	53,415	63,250
Deferred income from sale of future production	-	102,008
Total liabilities	773,777	401,253

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000 en el aanoo
2008 (US$14,462,000 en el ano 2007)	750,540	173,930
Investments shares, net of treasury shares of US$142,000 en el
ano 2008 (US$37,000 en el ano 2007)	2,019	473
Additional paid-in capital	225,978	177,713
Legal reserve	37,679	37,679
Other reserves	269	269
Retained earnings	339,559	1,056,937
Cumulative translation loss	(34,075)	(34,075)
Unrealized gain on valuation of derivative financial instruments, net	904	1,518
Cumulative unrealized gain on investments held at fair value	140	158
	1,323,013	1,414,602
Minority interest	162,706	165,614
Total shareholders’ equity, net	1,485,719	1,580,216

Total liabilities and shareholders’ equity, net	2,259,496	1,981,469

Compañia de Minas Buenaventura S.A.A.
First Quarter 2008 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three month period ended March, 31 2008 and 2007

	For the three month period
	ended March, 31
	2008	2007
	US$(000)	US$(000)
Operating revenues
Net sales	212,000	150,818
Royalty income	14,258	8,381
Realization of deferred income from sales of future production	-	5,393
Total revenues	226,258	164,592

Operating costs
Costo of sales, whitout considering depreciation and amortization	49,109	42,709
Exploration and development in units in operation	14,805	11,652
Depreciation and amortization	9,188	7,923
Total operating costs	73,102	62,284
Gross income	153,156	102,308

Operating expenses
Administrative	27,546	8,213
Exploration in non-operation areas	11,401	8,958
Royalties	6,921	5,590
Sales	4,541	1,397
Total operating expenses	50,409	24,158

Operating income before unusual item	102,747	78,150

Net loss on release of fixed prices component in commercial contracts	(415,135)	(85,455)

Operating income after unusual item	(312,388)	(7,305)

Other income (expenses), net
Share in affiliated companies, net	145,722	55,044
Gain on change in the fair value of gold certificates	-	5,126
Interest income	2,199	2,690
Interest expense	(6,523)	(1,549)
Gain (loss) on currency exchange difference	8,978	(287)
Other, net	611	(903)
Total other income(expenses), net	150,987	60,121

(Loss) Income before workers’ profit sharing, income tax
and minority interest	(161,401)	52,816

Provision for workers’ profit sharing	25,370	574
Provision for income tax	100,747	(555)

Net (loss)income	(35,284)	52,835

Net income attributable to minority interests	(27,684)	(16,173)

Net (loss) income attributable to Buenaventura	(62,968)	36,662

Basic and diluted earnings per share, of Compañía de
Minas Buenaventura S.A.A., stated in U.S. dollars.	(0.49)	0.29

Weighted average number of shares outstanding	127,221,164	127,221,164

Compañia de Minas Buenaventura S.A.A.
First Quarter 2008 Results
Page11 of 12

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three month period ended March, 31 2008 and 2007

	For the three month period ended
	March, 31
	2008	2007
	US$(000)	US$(000)
Operating activities
Proceeds from sales	178,062	178,028
Royalties received	11,598	9,036
Collection of interest	3,314	2,870
Settlement of gold certificates	-	135,189
Value added tax recovered	-	2,668
Acquisition of Gold Certificates	-	(66,853)
Release of fixed prices component in commercial contracts	(517,143)	(144,987)
Payments to suppliers and third parties	(57,778)	(49,936)
Payments to employees	(42,274)	(25,725)
Income tax paid	(23,833)	(38,427)
Payments ofr exploration activities	(18,853)	(15,127)
Payment of royalties	(10,229)	(7,210)
Payments of interest	(3,216)	(601)
Net cash used in operating activities	(480,352)	(21,075)

Investment activities
Additions to plant and equipment	(9,849)	(9,679)
Disbursements ofr development activities	(5,140)	(7,835)
Increase in time deposits	(46,340)	(4,889)
Proceeds from sale of plant and equipment	95	327
Increase on accounts receivable from affiliates	(447)	-
Net cash used in investment activities	(61,681)	(22,076)

Financing activities
Proceeds from bank loans	510,000	-
Payments of bank loans	(60,000)	-
Dividends paid to minority shareholders	-	(2,600)
Decrease of long-term debt	(532)	(155)
Net cash provided by (used in) financing activities	449,468	(2,755)

Decrease in cash and cash equivalent for the period	(92,565)	(45,906)
Cash and cash equivalent at beginning of period	302,864	176,600

Cash and cash equivalent at end of the period	210,299	130,694

Compañia de Minas Buenaventura S.A.A.
First Quarter 2008 Results

	For the three month period ended
	March, 31
	2008	2007
	US$(000)	US$(000)
Reconciliation of net income(loss) to net cash and cash equivalent used in operating activities

Net (loss) income atributable to equity holders of the parent	(62,968)	36,662
Add (less)
Minority interest	27,684	16,173
Depreciation and amortization	10,425	8,326
Amortization of development costs	3,727	3,243
Long term officers’ compensation *	13,608	1,523
Accretion expense of the provision for closure of mining units	956	948
Net cost of plant and equipment retired	56	593
Loss (gain) on currency exchange differences	(8,978)	287
Income from release of fixed-price component in commercial contracts	(102,008)	(59,532)
Share in affiliated companies, net of dividends received in cash	(145,722)	(55,044)
Deferred income tax and workers' profit sharing benefit	(147,390)	(28,921)
Realization of deferred income from sale of future production	-	(5,393)
Reversal for slow moving and obsolescence supplies	(16)	-
Accrued interest	2,349	-
Allowance for doubtful accounts	5,372	-
Other	(2,987)	(168)

Net changes in operating assets and liabilities accounts
Decrease (increase) of operating assets
Financial assets at fair value through profit or
loss (Gold Certificates)	-	63,210
Trade accounts receivable	(21,889)	27,210
Other accounts receivable	1,124	(1,216)
Accounts receivable from affiliates	(3,107)	939
Inventories	(6,547)	3,075
Prepaid taxes and expenses	(7,953)	2,580

Increase (decrease) of operating liabilities
Trade account payable	3,566	(5,416)
Income tax	(8,935)	(16,812)
Dividends and other current liabilities	(30,719)	(13,342)

Net cash used in operating activities	(480,352)	(21,075)
	-	-

(*)This provision corresponds to a long term compensation (10 year program) granted to the Company to certain officers

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos
Chief Financial Officer
Date: April 30, 2008